UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALTIMMUNE, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

02155H 101

(CUSIP Number)

Philip Hodges

Redmont Capital

820 Shades Creek Parkway, Suite 1200

Birmingham, AL 35209

Tel No: (205) 943-5646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02155H 101

1.	Names of reporting persons Philip Hodges
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,319,711
	8.	Shared voting power 0
	9.	Sole dispositive power 1,319,711
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,319,711
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 8.5%
14.	Type of reporting person (see instructions) IN

1.	Names of reporting persons Redmont Venture Partners, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 36,785
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,785
11.	Aggregate amount beneficially owned by each reporting person 36,785
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 0.2%
14.	Type of reporting person (see instructions) CO

1.	Names of reporting persons Redmont VAXN Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,278,471
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,278,471
11.	Aggregate amount beneficially owned by each reporting person 1,278,471
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 8.3%
14.	Type of reporting person (see instructions) OO

CUSIP No. 02155H 101

1.	Names of reporting persons Paradigm Venture Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (A) ☐ (B) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,455
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,455
11.	Aggregate amount beneficially owned by each reporting person 4,455
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount In Row (11) 0.03%
14.	Type of reporting person (see instructions) PN

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 15, 2017 (the “Original Schedule 13D”, and together with this Amendment No. 1, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Voting Agreement

On August 16, 2017, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), with certain investors, with respect to the issuance and sale of the Issuer’s convertible preferred stock and warrants to purchase shares of the Issuer’s Common Stock. Pursuant to the terms of the Securities Purchase Agreement, the Issuer is required to seek stockholder approval of the issuance of the shares of Common Stock issuable upon conversion of the convertible preferred stock or upon the exercise of the warrants (the “Requisite Stockholder Approval”). In connection with the Securities Purchase Agreement, on August 16, 2017, certain of the Issuer’s stockholders, including the Reporting Persons, entered into voting agreements (the “Voting Agreement”) with the Issuer, pursuant to which such stockholders agreed to vote their shares of Common Stock in favor of the Requisite Stockholder Approval, and against any proposal or corporate action that could result in any of the Company’s obligations under the Securities Purchase Agreement not being fulfilled or a breach by the Company of any covenant, representation or warrant under the Securities Purchase Agreement.

The forgoing description of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 2.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 2	Form of Voting Agreement, dated as of August 16, 2017 (incorporated by reference to Exhibit D to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on January 17, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2017

/s/ Philip Hodges
Philip Hodges

REDMONT VENTURE PARTNERS, INC.

/s/ Philip Hodges
By:	Philip Hodges
Its:	Authorized Signatory

REDMONT VAXN CAPITAL HOLDINGS, LLC

/s/ Philip Hodges
By:	Philip Hodges
Its:	Authorized Signatory

PARADIGM VENTURE PARTNERS, L.P.

/s/ Philip Hodges
By:	Philip Hodges
Its:	Authorized Signatory

Exhibit Index

Exhibit 1	Form of Lock-Up Agreement, dated as of January 18, 2017 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on January 19, 2017).

Exhibit 2	Form of Voting Agreement, dated as of August 16, 2017 (incorporated by reference to Exhibit D to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on January 17, 2017).

Exhibit 99.1*	Joint Filing Agreement, dated as of May 15, 2017, by and among the Reporting Persons.

*	Previously filed